SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company

Press Release

Acquisition of Suzano Petroquímica

(Rio de Janeiro, August 3 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces, pursuant to Paragraph 4 of Article 157 of Law 6,404/76 and CVM Instruction 358/02, that it has today signed a share purchase agreement, providing for the acquisition by Petrobras of all the shares representative of the capital stock of Suzano Petroquímica S.A. (“SZPQ”), held, directly or indirectly, by the controllers of Suzano Holding (“SH”), for the total price of R$ 2.1 billion, to be ratified by the Extraordinary General Shareholders’ Meeting of Petrobras, to be convened in due course, pursuant to Article 256 of Law 6,404/76.

As a result, among others, of this acquisition Petrobras shall now control directly or indirectly:

	Petrobras stake
Company	Current	Post Acquisition (1)	Post Acquisition of 100% (2)
Suzano Petroquímica Operacional	-	76%	100%
Rio Polímeros S.A. (3)	17%	23% - 42%	25% - 50%
Petroquímica União S.A.	17%	23%	24%
Petroflex S.A ,	-	15%	20%
(1) Takes into account the purchase of a controlling stake only, not reflecting the result of subsequent public offers
(2) Assumes purchase of 100% of the shares of SZPQ.
(3) Final stake will vary as a function of the exercising of preemptive rights of the remaining shareholders.

This operation is subject to the process of due diligence, to the conclusion of corporate acts for the structuring of the transaction and all procedures envisaged in the shareholders’ agreements to which SZPQ is a party, and SZPQ’s creditors’ acquiescence to alterations in the Company’s control pursuant to the conditions of the financial agreements, among others.

www.petrobras.com.br/ri/english
 Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

With this acquisition, Petrobras contributes the reorganization and consolidation of a sector fundamental to the growth of the Brazilian economy, thus creating attractive investment conditions. In line with its Strategic Plan, the Company has been investing on a selective basis in the Brazilian and Southern Cone petrochemical sectors in projects that create added value to the oil, natural gas and refinery product businesses, operating on an integrated basis. The acquisition of these assets will be instrumental in adding value to the portfolio of company stakes in the petrochemical industry in line with the contribution to the consolidation of the Southeast Petrochemical Pole.

The operation will be divided into three stages:
1) Acquisition of the shares of the direct and indirect controllers of SZPQ;
2) Public Tag Along Offer for the acquisition of the free float in common and preferred shares issued by SZPQ, under the conditions and terms pursuant to Article 254-A of Law 6,404/76 and CVM Instruction 361, Bovespa’s Level 2 Listing Regulations and SZPQ Bylaws (Tag Along rights at the ratio of 100% and 80% of the unit price per common share for the common and preferred shares, the object of the offer, respectively);
3) Public Offer for the Cancellation of the Registration as a Publicly Held Company of SZPQ.

Acquisition of the shares of the indirect controllers of SZPQ: Petrobras shall acquire 97.3 million common shares at a price of up to R$ 13.44 (thirteen Reais and forty-four centavos) per share and 75.2 million of preferred shares at the price of up to R$ 10.76 (ten Reais, seventy-six centavos) per share, representing a corporate stake of 99.9% of the common shares and 58.2% of the preferred shares issued by SZPQ, and 76.1% of the total capital stock.
Public Tag Along Offer SZPQ: In the light of the direct and indirect sale of the control of the publicly listed corporation SZPQ, Petrobras, pursuant to the legal requirements applicable to the case in hand (Article 254-A of Law 6,404/76 and CVM Instruction 361, Bovespa’s Level 2 Differentiated Corporate Governance Practices, to which SZPQ is a signatory and Article 39 of SZPQ’s Bylaws), shall file with the CVM (Brazilian Securities and Exchange Commission) within the legally required period, the request for registration of a public offer to acquire the common and preferred shares held by the minority shareholders of SZPQ (“POS Tag Along”), at the price of R$ 13.44 (thirteen Reais, forty-four centavos) and up to R$ 10.76 (ten Reais, seventy-six centavos) per common and preferred share, respectively, to be paid at sight.
Public Offer for Cancellation of Registration of SZPQ: Within 30 days, Petrobras intends to file a request with the CVM for the registration of a public offer for the cancellation as a publicly held company of SZPQ, pursuant to Article 4, Paragraph 4 of Law 6,404/76 and CVM Instruction 361.

www.petrobras.com.br/ri/english
 Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Assuming that the Public Offer for Cancellation of Registration has the same financial conditions as the Public Tag Along Offer, the value to be disbursed subsequent to the OPAs would be R$ 600 million, totaling R$ 2.7 billion for the acquisition of 100% of the shares of SZPQ.

Suzano Petroquímica is a company that has been active in the market for 30 years. It is a Latin American leader in the production of polypropylene resins and is ranked second among domestic thermoplastic resin manufacturers. In addition, it has shared control of Rio Polímeros S.A., with a 33.3% stake, of which Petrobras already indirectly holds 16.7% of the capital stock, and Petroflex, with 20.1% . Rio Polímeros S.A. is the premier manufacturer in Brazil of polyethylene from natural gas fractions and Petroflex is the country’s largest producer of synthetic rubber in Latin America. SZPQ also holds 6.8% in the capital stock of Petroquímica União, in which Petrobras also already has an indirect stake of 17.4% .

Suzano Petroquímica operates an industrial complex made up of the polypropylene resin plants located in the municipalities of Mauá (SP), Duque de Caxias (RJ) and Camaçari (BA) with a total annual installed production capacity of 685 thousand tons, in addition to a participation in the annual production capacity of Rio Polímeros S.A. (540 thousand tons of polyethylene), Petroflex (422 thousand tons of synthetic rubber) and the Petroquímica União downstream cracking complex. SZPQ reported first half 2007 Consolidated Net Revenue of R$ 1,331 million and a Net Income of R$ 126 million.

The operation shall be submitted to the Brazilian anti-trust authorities (Administrative Council for Economic Defense – CADE, Secretariat of Economic Law – SDE, and Secretariat of Economic Monitoring – SEAE), in the period and manner established by the prevailing legislation.

The Company will keep its shareholders and the market informed as to the conclusion of the operation in a timely and appropriate manner. For the time being, further information can be obtained from the investor relations department of Petrobras at the following address:

Petrobras
Av. Republica do Chile, 65 sala 2202 A – Centro Rio de Janeiro – RJ – 20031-912
www.petrobras.com.br/ri

     Almir Guilherme Barbassa
CFO and Investor Relations Director
Petróleo Brasileiro S.A. – Petrobras

www.petrobras.com.br/ri/english
 Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.